April 23, 2013

Ms. Jennifer Gowetski
Senior Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	Highbridge Commodities FuturesAccess LLC Registration Statement on Form 10-12(g) Filed on December 23, 2011 File No. 000-54573

Dear Ms. Gowetski:

Merrill Lynch Alternative Investments LLC (“MLAI” or “Sponsor”), the manager of Highbridge Commodities FuturesAccesss LLC (the “Fund”), thanks you for your letter of April 4, 2013, providing comments to the above referenced filing.  On behalf of the Fund, MLAI has reviewed the comments and has provided the responses below.  For your convenience, we have included each comment below in bold with the corresponding response.

General

1.
We note your response to comment 1 from our letter dated February 7, 2013 and your Form 10-K for the fiscal year ended December 31, 2012 filed March 27, 2013.  We are unable to locate a description of the type of expenses that comprise a significant portion of “other expenses.”  Please advise.

Please note that in Item 1 (Business) of the Form 10-K, in the “Description of Current Charges” chart on page 12, there is an entry “Others” with a description that reads: “Operating expenses of Fund including audit, legal and tax services.”  In future Forms 10-K, the Fund will   have this description appear directly following the “Description of Charges” chart, rather than appearing in the “Description of Current Charges chart.”   Also in future Forms 10-K, the Fund will clarify that the expenses mentioned in the description are the “primary” operating expenses that comprise such “other expenses.”

Ms. Jennifer Gowetski
April 23, 2013

2.
We note your response to comment 2 from our letter dated February 7, 2013 and your disclosure on page 8 of your Form 10-K.  In particular, we note that you had $0 as collateral supporting your forward positions and no swap positions other than your forward contracts deemed to be swaps under the Commodity Exchange Act.  In future Exchange Act periodic reports, please revise to clarify whether all your forward contracts are deemed to be swaps under the Commodity Exchange Act or quantify the percentage and briefly explain why you had $0 as collateral supporting your forward positions.  In addition, please more specifically describe in percentages or as a narrative your exposure to various sectors.

In future Forms 10-K and Forms 10-Q the Fund will clarify whether all forwards contracts are deemed to be swaps under the Commodity Exchange Act.  The Fund does not believe that quantifying the percentage of forwards, or other types of instruments, is required by Regulation S-K nor typical disclosure to include in an Exchange Act periodic report for a managed futures fund.  The Form 10-K indicates “$0” as collateral supporting forward positions, because the Fund had no forward contracts in its portfolio as of the December 31, 2012 reporting date.  In future Forms 10-K and Forms 10-Q where the Fund has no positions of a particular type, to avoid confusion it will state this directly rather than referring to $0 in collateral supporting these positions.

Please note that in Item 1 (Business) of the Form 10-K, there is a “Condensed Schedules of Investments” chart on page 6, which discloses net unrealized profit (loss) on open contracts by commodity industry sectors.

To help clarify the significance of the figures in the chart, in future Forms 10-K and Forms 10-Q the Fund will include disclosure, directly following the Condensed Schedules of Investments chart, similar to the following: “With respect to each commodity industry sector listed in the above chart, the net unrealized profit (loss) on open positions is the sum of the unrealized profits (loss) of long positions and short positions of the open contracts, netting unrealized losses against unrealized profits as applicable.  Net unrealized profit and loss provides a rough measure of the exposure of the Fund to the various sectors as of the date listed, although such exposure can change at any time.”

Plan of Operation, page 2

3.
We note your response to comment 3 from our letter dated February 7, 2013.  Please further revise your proposed disclosure to clarify whether the Trading Advisor reviews allocations in connection with the bi-monthly performance reviews.

Please note that Item 1 (Business) of the Form 10-K, under the caption “Allocation” on page 5, provides: “The Trading Advisor has specific policies and procedures in place regarding the allocation methodology among the funds it manages. The Trading Advisor conducts supplemental reviews regarding compliance with these policies and procedures, such as bi-monthly performance reviews and random sampling of transactions for best execution as part of

Ms. Jennifer Gowetski
April 23, 2013

the annual compliance testing program.”   We believe that this disclosure already indicates that the Trading Advisor’s reviews cover allocations.  In this regard we point out that the first sentence of the cited disclosure refers to “policies and procedures in place regarding the allocation methodology,” and the second sentence of the citied disclosure refers to “reviews regarding compliance with these policies and procedures.”   In future Forms 10-K the Fund will more explicitly state that the Trading Advisor reviews allocations in connection with bi-monthly performance reviews.

In connection with your comment letter and the filing noted above, the Fund acknowledges the following:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Barbra E. Kocsis
Barbra E. Kocsis Chief Financial Officer Merrill Lynch Alternative Investments LLC Manager of Highbridge Commodities FuturesAccess LLC

cc:	Mark Borrelli